313 Congress Street, Sixth Floor

Boston, MA 02210

May 15, 2009

BY EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:	National Mentor Holdings, Inc.
Annual Report on Form 10-K for the fiscal year ended September 30, 2008
Filed on December 22, 2008
File No. 333-129179

Dear Mr. Reynolds:

On behalf of National Mentor Holdings, Inc. (the “Company”), please find below the Company’s response to the follow-up comment letter to Edward M. Murphy from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 24, 2009, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”).  The Company’s response below corresponds to the caption and numbering of the Staff’s comment (which is reproduced below in boldfaced italics).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form
10-K.

Item 11.  Executive Compensation, page 42

Compensation Discussion and Analysis, page 42

Equity-Based Compensation, page 44

1.                                  We note your response to comment one from our letter dated March 31, 2009.  We continue to believe that the comment is applicable to your disclosure, and we reissue the comment.  Please confirm that in future filings you will disclose the specific financial performance targets, providing draft disclosure of the targets, omitting the numeric targets themselves, or provide a more detailed analysis as to why you believe disclosure would cause competitive harm.

While the Company continues to believe that the values of the performance targets for equity compensation are not material to an understanding of the named executive officers’ compensation for fiscal 2008, the Company intends to disclose, in response to the Staff’s comment, the specific Company-wide financial performance targets for completed fiscal years in future filings.  Specifically, the Company intends to include disclosure along the lines set forth below regarding the financial performance targets used to determine the vesting of the C and D units.  For purposes of the following draft disclosure, it is assumed that the performance targets will not be met for fiscal 2009.

Assuming continued employment, the C and D units vest after three years, although the value of the C and D units depends on the Company’s achievement of certain financial targets for fiscal 2007, fiscal 2008 and fiscal 2009.  Those financial targets are Targeted Adjusted EBITDA,

Targeted Organic Adjusted EBITDA Growth Rate and Targeted Adjusted Net Debt (Maximum).  Each of the financial targets must be met in a specified fiscal year for the holder to earn one-third of the class of units with respect to that year.  As set forth in the table below, the targets with respect to the C units were achieved for fiscal 2007 and fiscal 2008, and the targets with respect to the D units were achieved for fiscal 2007.

	Targeted Adjusted EBITDA (in millions)	Actual Adjusted EBITDA (in millions)	Targeted Organic Adjusted EBITDA Growth Rate	Actual Organic Adjusted EBITDA Growth Rate	Targeted Adjusted Net Debt (Maximum) (in millions)	Actual Adjusted Net Debt (Maximum) (in millions)	Was each of the financial targets met?	Vesting result
Fiscal 2007
C units	xxx	xxx	xxx	xxx	xxx	xxx	Yes	1/3 C units
D units	xxx	xxx	xxx	xxx	xxx	xxx	Yes	1/3 D units
Fiscal 2008
C units	xxx	xxx	xxx	xxx	xxx	xxx	Yes	1/3 C units
D units	xxx	xxx	xxx	xxx	xxx	xxx	No	—
Fiscal 2009
C units	xxx	xxx	xxx	xxx	xxx	xxx	No	—
D units	xxx	xxx	xxx	xxx	xxx	xxx	No	—

These financial targets were chosen for the C and D units because profitability, organic growth of the business and appropriate leverage are critical to the Company’s long-term profitability and equity value.  They are designed to motivate management to achieve financial results that would enhance the valuation of the Company upon a sale of the Company or other liquidity event.  The specific levels of the financial targets with respect to the C and D units were negotiated between management and Vestar and reflect their agreement about how any increase in equity value would be divided among Vestar and management upon a liquidity event.

*       *       *       *       *

I hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions or require additional information regarding this response, please direct them to me at (617) 790-4800 or by fax at 617-790-4271.

Sincerely,

/s/ LINDA DERENZO

Linda DeRenzo
Senior Vice President and General Counsel
National Mentor Holdings, Inc.

cc:	Edward M. Murphy, President and Chief Executive Officer, National Mentor Holdings, Inc.
Denis M. Holler, Executive Vice President and Chief Financial Officer, National Mentor Holdings, Inc.